



Giana Korth

Founding Member of Tampon Tribe | Sr. Director of Client Strategy at Meltwater

Greater Los Angeles Area

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 **Meltwater**

Georgetown University - The McDonough School o...

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 Hoyapreneur Profile: Giana Korth Discusses how she's...

Experience



Director of Client Strategy
Meltwater
Feb 2018 – Present   •   7 mos
Greater Los Angeles Area

My expertise is working with high potential clients to create customized communications and marketing solutions that leverage Meltwater's innovative technology.

I consult with our largest clients to ensure value is delivered from Meltwater's leading Media Intelligence platform. By leveraging these insights we're able clients to help shape strategic business initiatives and best understand the impact of their marketing and pr efforts.



Director of Talent Acquisition | West Coast
Meltwater
Jan 2017 – Present   •   1 yr 8 mos
Santa Monica, CA



Founding Member
Tampon Tribe
Jul 2016 – Present   •   2 yrs 2 mos
Santa Monica, California

Tampon Tribe is a monthly subscription service delivering 100% organic, non-toxic, compostable tampons right to your door.

They're unlike any other tampons on the market because e v e r y t h i n g about our product is focused on sustainability. Even our applicators are compostable and our packaging is made from recycled materials – no plastic.

What makes us a TRIBE is our shared vision for social impact. We believe all women should have access affordable, organic female hygiene. We also give back a % of our proceeds to local charities pertaining to local girls and women.

Our mission is to empower women through convenience, education, social impact and sustainability.



Senior Sales Executive
Meltwater
Jan 2016 – Dec 2016 • 12 mos
Santa Monica, California

Selected to pilot a new role within Meltwater to create a more challenging and rewarding career path for our most successful and senior sales people. My expertise is working with high potential clients to create customized Communications and Marketing solutions that leverage Meltwater's innovative solutions. Contributing over $500,000 in sales annually, and managing a team of SDRs to create future sales rockstars. Current clients include: Los Angeles County, Gap, Wikimedia, Crain Communications, MKTG, American Express, Pepsi, USDA, Starz Entertainment, Golden State Warriors, Dermalogica, City of Long Beach, Brewbudz, T-Mobile and the Tournament of Roses (Rose Parade). Career sales over $2.6 million.



Managing Director
Meltwater
Sep 2014 – Dec 2015 • 1 yr 4 mos
Santa Monica, California

Selected to launch a new Meltwater office in Los Angeles, to proliferate the growth of the company and expand Meltwater's presence on the west coast. Responsible for organic growth and managing full profit/loss responsibilities, which are presented to C-level management on a quarterly basis. In charge of all recruitment, training of new employees, and development of sales methodology. The LA office grew from 1 to 6 people in 18 months, and brought in almost $2 million in sales during that time.

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Education



Georgetown University - The McDonough School of Business
Bachelor of Arts and Sciences, Finance and Management
2006 – 2010



Escola Superior de Comerc International - Barcelona
Business/Language Program, International Business
2008 – 2008

Skills & Endorsements

Sales · 21

 Endorsed by **2 of Giana's colleagues at Meltwater**

SaaS · 20
Happy Johnson and 19 connections have given endorsements for this skill

Social Media · 13

 Endorsed by **Jose Antonio Colchao and 1 other** who is highly skilled at this

 Endorsed by **3 of Giana's colleagues at** Meltwater

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Recommendations

Received (5)   Given (0)

Vikki Loles   Giana is fantastic to work with. She always has a positive attitude







Vikki Loles
Freelance Writer and Editor
May 3, 2013, Vikki was a client of Giana's

and has been a tremendous asset to our organization - developing creative solutions and a strategy to be sure we have the right tools to be effective in our work.

Kevin Wong

Kevin Wong
Head Of Communications at The Trevor Project
May 2, 2013, Kevin was a client of Giana's

Since day one, Giana's amicable approach to selling has built a relationship that is more of a friendship than a sales transaction. She is honest, personable and incredibly responsive. Giana's talents are valued assets for any team.

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